Ecopetrol Group will invest between 23 and 27[1] trillion pesos in 2024.

On November 30, 2023, Ecopetrol’s Board of Directors approved maintaining investment levels between 23 and 27 trillion pesos in 2024, aligning with the commitment to energy security and the country's energy transition under the 2040 "Transforming Energy" Strategy.

•	Approximately 19 trillion pesos will be allocated to profitable production, with daily averages ranging from 725,000 to 730,000 equivalent barrels. This includes refinery loads between 420,000 and 430,000 barrels per day and daily transportation of over one million barrels.

•	Over 40% of the plan (approximately 12 trillion pesos) is directed toward energy transition projects, including low-emission solutions, natural gas supply, TESG, decarbonization, electrical transmission, and infrastructure.

•	Close to 3,7 trillion pesos will be allocated to projects and activities related to TESG, primarily in the areas of territorial development, climate change, science, technology, and innovation.

•	The 2024 – 2026 Plan incorporates commercial and operational efficiency goals, expenditure control, and austerity measures totaling around 7 billion pesos.

•	The 2024 Financial Plan aims to generate competitive returns at Brent levels of US$ 75/Bl, with an approximate ROACE of in the 9% range, an EBITDA margin of approximately 38%, and transfers to the Nation exceeding 38 trillion pesos.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that its Board of Directors has approved the annual investment budget for the Ecopetrol Group for 2024, ranging from 23 to 27 trillion pesos, in line with the 2040 "Transforming Energy" Strategy.

Investments in the oil exploration and production (equivalent to ~50% of the annual plan) and gas exploration and production (equivalent to ~12% of the annual plan) will be allocated to reach organic production levels of 725,000 to 730,000 barrels of oil equivalent per day by 2024 (76% crude, 19% gas, and 5% white products) implementing improved recovery technologies to maximize existing resources and protect the production curve against natural field decline. In 2024, it is estimated that approximately 360 development wells will be drilled, with 74% of these in Colombia and 26% in the Permian Basin. Exploration efforts include an estimated 15 wells, primarily in Northern Colombia and the Caribbean offshore.

Transportation investments, constituting 5% of the total 2024 plan, primarily focus on integrity and reliability projects developed by Cenit, Ocensa, ODC, and ODL. The volumes transported are expected to exceed one million daily barrels, in line with the country's production expectations and refined product demand.

Refining investments, comprising 7% of the total estimated for 2024, continue to focus on ensuring the reliability, availability, and sustainability of operations at the Barrancabermeja and Cartagena refineries. The expected joint load of the refineries is between 420,000 and 430,000 barrels per day.

To advance a fair energy transition alongside the decarbonization of operations in the fossil fuel business, approximately 40% of the investment plan resources will be allocated to unconventional renewable energy projects, natural gas, and transmission and infrastructure, among others. Gas investments in 2024 are estimated to be between 3.1 and 3.5 trillion pesos, with a focus on the Piedemonte Llanero and the Caribbean offshore to produce around 135 thousand barrels of oil equivalent per day (representing ~772 million cubic feet of natural gas), of which ~90% is produced in Colombia.

[1] TRM: 4.100

Additionally, Interconexión Eléctrica S.A. (ISA) is set to invest around 5.9 trillion pesos (equivalent to 23% of the annual plan), with 4.9 trillion pesos earmarked for the electric transmission business. The plan includes an expected expansion of the network by approximately 2,500 kilometers by 2026, maintaining the company's leadership in energy transmission in the region.

In line with the goal of generating value with TESG, it is estimated that around 3.7 trillion pesos will be executed in this area in 2024. Approximately 36% of this amount focuses on climate change, alternative energy use, and air quality; 24% on comprehensive water management; and 15% on territorial development, with a social investment of around 550 billion pesos in 2024 dedicated to public and community infrastructure, access to public services, education, sports, health, inclusive rural development, and entrepreneurship.

This plan aims to leverage the reduction of approximately one million tons of CO2 equivalent emissions between 2024 and 2026, achieve energy optimization of 3.3 Peta Joules by 2026, and make progress in green hydrogen projects in refineries.

The financial plan for 2024 aims to secure competitive returns in a scenario of average Brent prices of US$ 75/Bl, generating an ROACE of in the 9% range, an EBITDA margin close to 38%. This proposal evidences the resilience of the Ecopetrol Group, through its ability to overcome inflationary pressures, impacts of the “El Niño” phenomenon and lower crude oil prices and refining margins. The Plan incorporates efficiency goals in operational management and investment projects.

Finally, the financial and investment plan for 2024 includes the collection of accounts receivable from the Fuel Price Stabilization Fund (FEPC) accumulated in 2023. Transfers to the Nation, including dividends, payments to ANH, and taxes, are expected to exceed 38 trillion pesos.

Bogotá D.C., November 30, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Carolina Tovar

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co